Exhibit 2.1

STARTLIGHT SUPPLY CHAIN MANAGEMENT COMPANY

FORMERLY KNOWN AS LIVE FIT CORP.

RM 1001, Unit 5, Building 8, ShangPin FuCheng FuZe Garden

YanJiao Development District, SanHe City

Heibei Province, China

+8618600638662

September 22, 2016

Mr. Ric Wu, Managing Director

Sing Kong Supply Chain Management Co. Limited

Dear Mr. Wu:

This Letter of Intent is intended to set forth the basic terms and conditions under which the shareholders of Sing Kong Supply Chain Management Co. Limited (“SKSC” and “PURCHASERS”), a Hong Kong limited company, and Starlight Supply Chain Management Company (“SSCM” and "SELLER"), a Nevada company, collectively known as the "Parties," intend to enter into a Definitive Agreement, containing the deal points and such other provisions, conditions, representations and warranties, covenants and indemnities as are normal and customary for a Definitive Share Exchange Agreement, under which the shareholders of SKSC shall exchange all of the shares that they own in SKSC for approximately 4,752,217,304 shares of SSCM’s common stock and shall appoint a new Board of Directors of SSCM. The consummation of the exchange transaction under which SSCM will acquire 100% of the equity ownership of SKSC shall be referred to as the “Transaction.” SKSC has established a wholly foreign owned entity (“WFOE”) in the People’s Republic of China (“China)” that will acquire effective control of an operating supply chain management company in China (“China Company”) through the use of a variable interest entity structure (“VIE”). All steps relating to the VIE structure will be completed on or before closing of the Transaction. It is also understood that SSCM does not have sufficient shares available from its authorized and unissued shares of common stock to consummate the Transaction, and that SSCM shall, as a condition precedent to closing the Transaction, have increased the number of its authorized shares of common stock to at least 7 billion shares (7,000,000,000).

The proposed terms of the Transaction are as follows:

1.	Definitive Agreement. Consummation of the Transaction as contemplated hereby will be subject to the negotiation and execution of a mutually satisfactory definitive share exchange agreement (the “Definitive Agreement”), setting forth the specific terms and conditions of the stock exchange transaction proposed hereby. The execution of the Definitive Agreement by the Parties is subject to approval by the Board of Directors of SSCM, the approval of the individual shareholders of SKSC and the completion by SSCM of a satisfactory review of the legal, financial and business condition and prospects of SKSC. The Parties will use their reasonable best efforts to negotiate in good faith the Definitive Agreement, which will contain, among other standard terms and conditions, the following provisions:

(a)	In consideration for the transfer of all of the issued and outstanding shares of SKSC, SSCM will issue shares of its common stock to the shareholders of SKSC in the amounts agreed upon.
(b)	The resignation of the officers and directors of SSCM will become effective immediately after the closing of the Transaction, with such vacancies filled by the nominees of SKSC.
(c)	Any necessary third-party consents shall be obtained prior to closing, including but not limited to any consents required to be obtained from SSCM and SKSC’s lenders, creditors, vendors and lessors.
(d)	Each Party shall have completed its due diligence review of the respective Parties and shall be reasonably satisfied with the results of such review.
(e)	The VIE agreement shall be in accordance with the laws and regulations of China, and the Definitive Agreement shall comply with applicable law.

(f)	The Definitive Agreement will contain representations and warranties of the Parties, covenants, indemnification provisions and such conditions to closing as are customary in a Transaction of this nature. Among other things the Parties anticipate that closing of the Definitive Agreement will be conditioned upon the WFOE entering into a satisfactory VIE arrangement with the China Company, completion of audits for the relevant periods of both SKSC and the China Company and SSCM increasing its authorized shares of common stock to at least 7 billion (7,000,000,000) shares. The shares of common stock to be offered by SSCM in the exchange Transaction with the shareholders of SKSC have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

2.            Conduct of Business.  Prior to the execution of the Definitive Agreement and the closing of the Transaction, SSCM, the China Company and SKSC will each conduct their respective operations in the ordinary course consistent with past practice and will not issue any capital stock or grant any options with respect to any shares of their respective capital stock, nor will either Party make any distributions, dividends or other payments to any affiliate or shareholders.

3.            Public Announcements.  Neither Party will make any public disclosure concerning the matters set forth in this Letter of Intent or the negotiation of the proposed Transaction without the prior written consent of the other Party, which consent shall not be unreasonably withheld.  If and when either Party desires to make such public disclosure, after receiving such prior written consent, the disclosing Party will give the other Party an opportunity to review and comment on any such disclosure in advance of public release.  Notwithstanding the above, to the extent that either Party is advised by counsel that disclosure of the matters set forth in this letter of intent is required by applicable securities laws or to the extent that such disclosure is ordered by a court of competent jurisdiction or is otherwise required by law, then such disclosing Party will provide the other Party, if reasonably possible under the circumstances, prior notice of such disclosure as well as an opportunity to review and comment on such disclosure in advance of the public release.

4.            Due Diligence; Confidentiality Agreement.  Each Party and its representatives, officers, employees and advisors, including accountants and legal advisors, will provide the other Party and its representatives, officers, employees and advisors, including accountants and legal advisors, with all information, books, records and property (collectively, “Transaction Information”) that such other Party reasonably considers necessary or appropriate in connection with its due diligence inquiry.  Each Party agrees to make available to the other Party such officers, employees, consultants, advisors and others as reasonably requested by the other Party for meetings, visits, questions and discussions concerning each other and the Transaction.  Each of the Parties will use its reasonable best efforts to maintain the confidentiality of the Transaction Information, unless all or part of the Transaction Information is required to be disclosed by applicable securities laws or to the extent that such disclosure is ordered by a court of competent jurisdiction.  Each Party will have until 5:00 p.m. China standard time on September 30, 2016 (the “Due Diligence Review Period”) to complete its initial due diligence review of the respective documents, unless the Definitive Agreement specifies a different deadline for completion of such due diligence review.  Due to the commercially sensitive nature of the Transaction Information, promptly following the execution of this Letter of Intent, both of the Parties shall cause their respective directors, representatives, officers, employees and advisors, including accountants and legal advisors, who receive Transaction Information to enter into a confidentiality agreement in form and substance reasonably satisfactory to the other Party.

5.            Exclusivity.   In consideration for the mutual covenants and agreements contained herein, until the earlier of the closing of the Transaction or termination of this Letter of Intent in accordance with its terms, neither Party, nor their respective officers, directors, employees, shareholders and other representatives either will or permit any of their respective affiliates to, directly or indirectly, solicit, discuss, accept, approve, respond to or encourage (including by way of furnishing information) any inquiries or proposals relating to, or engage in any negotiations with any third party with respect to any transaction similar to the Transaction or any transaction involving the transfer of a significant or controlling interest in the assets or capital stock of any party, including, but not limited to, a merger, acquisition, strategic investment or similar transaction (“Acquisition Proposal”).  If either Party or any of their officers or their affiliates receives a proposal or inquiry from any third party relating to an Acquisition Proposal, it will provide the other Party with copies of any such notice inquiry or proposal.  Notwithstanding the foregoing, nothing in this Section 5 will be construed as prohibiting the board of directors of either Party from (a) making any disclosure required by applicable law to its shareholders; or (b) responding to any unsolicited proposal or inquiry (other than an Acquisition Proposal by a third party) by advising the person making such proposal or inquiry of the terms of this Section 5.

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6.            Termination.  This Letter of Intent may be terminated (a) by mutual written consent of the Parties hereto, (b) by either Party (i) after 5:00 p.m. China standard time on September 30, 2016 if a Definitive Agreement is not executed and delivered by the Parties prior to such time, or (ii) if the Transaction is enjoined by a court or any governmental body, or (c) by either Party, if it is not satisfied with the results of its due diligence investigation of the other Party in its sole and absolute discretion.

7.            No Brokers.   Each Party represents and warrants to the other that there are no brokers or finders entitled to any compensation with respect to the execution of this Letter of Intent, and each agrees to indemnify and hold the other harmless from and against any expenses or damages incurred as a result of a breach of this representation and warranty.

8.            Expenses.  Each of the Parties will be responsible for its own expenses in connection with the Transaction, including fees and expenses of legal, accounting and financial advisors.

9.            Choice of Law.  This Letter of Intent shall be governed by and construed in accordance with the internal substantive laws of the State of Nevada.

10.          Compliance with the Securities Laws.  SKSC and its shareholders acknowledge that it and its officers, directors, shareholders and employees and other representatives may, in connection with their consideration of the proposed Transaction, come into possession of material non-public information about SSCM.  Accordingly, SKSC and its respective shareholders will use their best efforts to ensure that none of its officers, directors, shareholders and employees or other representatives will trade (or cause or encourage any third party to trade) in any of the securities which they will receive as a result of the Transaction while in possession of any such material, non-public information.  SSCM acknowledges that it and its officers, directors, shareholders and employees and other representatives may, in connection with their consideration of the proposed Transaction, come into possession of material non-public information about SKSC and its respective affiliates.  Accordingly, SSCM will use its best efforts to ensure that none of its officers, directors, shareholders and employees or other representatives will trade (or cause or encourage any third party to trade) in any of the securities of SSCM while in possession of any such material, non-public information.

11.          Counterparts.  This Letter of Intent maybe executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Letter of Intent may be executed by facsimile, portable document format (.pdf) or similar technology signature, and all such signatures shall constitute originals for all purposes.

12.          Effect.  This Letter of Intent is non-binding as between the Parties, except as to the provisions of Paragraph 4, 5 and 9, above. Signing this Letter of Intent shall not create an obligation by any Party to enter into or agree to be bound by a Definitive Agreement.

If the foregoing proposal is agreeable to you, and you are prepared to accept it, would you please so indicate on the copy of this letter enclosed herewith in the space provided, and return the same to the undersigned as soon as you can conveniently do so. This Letter of Intent will terminate at 5:00 p.m. China standard time on September 23, 2016 unless it has been duly executed by or on behalf of the Parties prior to such time.

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Very truly yours,

Starlight Supply Chain Management Company

By:	/s/ CHAN Wai Lun
CHAN Wai Lun, President

Agreed and Accepted:

Sing Kong Supply Chain Management Co. Limited

By:	/s/ Ric Wu
Ric Wu, Managing Director

Sing Kong Supply Chain Management Co. Limited Shareholders

/s/ Ric Wu
Ric Wu

Anthony Chun-Man Cheung

Fung Tsz Yeung

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